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                      Filed by Cadence Design Systems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 001-10606

         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisitions, Inc.

         On April 24, 2002, Cadence and Simplex issued the following joint press release regarding the proposed merger described above:

                    CADENCE EXPANDS TECHNOLOGY LEADERSHIP AT
                0.13-MICRON-AND-BELOW WITH ACQUISITION OF SIMPLEX

    Cadence Brings Together World-Class Teams And Best-in-Class Technologies

         SAN JOSE, Calif -- April 24, 2002 -- Cadence Design Systems, Inc. (NYSE: CDN), the world's leading supplier of electronic design products and services, today announced it has signed a definitive merger agreement to acquire Simplex Solutions, Inc. (NASDAQ: SPLX), a Sunnyvale, California-based company that provides software and services for the design and verification of integrated circuits (ICs). An analyst/press briefing hosted by the CEOs of Cadence and Simplex will begin at 1:45 p.m. (Pacific) and can be accessed at http://www.cadence.com/company/investor_relations.

         Under the terms of the agreement, Cadence will acquire Simplex in a tax-free, stock-for-stock merger with an aggregate value of approximately $300 million, or $18 per share of Simplex common stock, at the time of announcement. The acquisition is expected to be completed in the third quarter of 2002.

         "Our strategy is to bring the best technology to market for 0.13-micron-and-below design," said Ray Bingham, president and CEO of Cadence Design Systems. "We have been building the solutions for the next generation of IC design for more than a year now. We are executing through our own innovation, accelerated by the acquisition of leading-edge technology from CadMOS, Silicon Perspective Corp. and Plato Design Systems. The proposed acquisition of Simplex fuels our efforts to supply our customers with the world's best technology to ensure 1st Silicon Success(R). Simplex's world-class technology and management team will be making significant contributions to the combined company."

         "We're excited by the opportunity to participate in the transformation of Cadence and the electronics industry," said Penny Herscher, chairman and CEO of Simplex. "With Cadence's strong global channel and technology investment in 0.13-micron and below, together we are able to deliver the best immediate and long-term solutions for our customers' most daunting technology challenges."
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         As semiconductor process geometries move to 0.13-micron and below, deep-submicron (DSM) physics create new challenges for the semiconductor industry that require a new generation of design technology solutions. To be successful at these smaller geometries, designers need tools that can easily interoperate, support hierarchical design methods and rapid prototyping, and that take into account critical DSM effects such as signal integrity, voltage
(IR) drop, electromigration and substrate noise.

         As a leading innovator in the area of DSM system-on-a-chip (SoC) verification solutions, Simplex will provide Cadence with complementary best-in-class technology for 3D parasitic extraction and full-chip power-grid planning, electromigration and signal integrity solutions. Simplex also brings a fast-growing, leading-edge design services capability that specializes in high-performance, multi-million-gate digital designs to complement Cadence's strengths in leading-edge analog and mixed-signal design. Simplex will also provide Cadence with an exciting opportunity to improve supply chain relationships through the X Initiative, and design performance, power, cost and yield through the X Architecture interconnect technology.

         Once the merger is completed, the Simplex leadership team will play key roles in Cadence's future. Penny Herscher will become executive vice president and chief marketing officer responsible for marketing, strategy, Tality and the Simplex SoC Design Foundry, reporting to Ray Bingham. Aki Fujimura, Simplex president and COO, will become corporate vice president and general manager of the Design for Manufacturability business unit, reporting to Lavi Lev, executive vice president and general manager of the IC business unit. Steve Teig, Simplex chief technology officer, will become the Cadence chief scientist and will join the office of the CTO, reporting to Ray Bingham.

         CUSTOMERS APPLAUD MERGER

         "Both Cadence and Simplex products are part of ST's standard design kit for our advanced 0.13 micron process," said Joel Monnier, corporate vice president and central R&D director at ST Microelectronics. "The addition of the Simplex tools and team, together with its recent acquisition of Silicon Perspective and Plato Design Systems, gives Cadence a complete set of best-in-class solution for 0.13-micron and below."
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         "We have worked closely with Simplex on the technology for the X
Architecture for more than three years," said Dr. Susumu Kohyama, corporate senior vice president at Toshiba Corporation. "Cadence is also a trusted design technology partner, and we look forward to continuing our collaboration on the X Architecture as the Simplex team becomes part of Cadence."

         TERMS OF THE MERGER AGREEMENT

         Upon closing of the merger, Simplex stockholders will receive in exchange for each outstanding share of Simplex stock held by them between 0.924 and 0.756 shares of Cadence common stock, depending on the price of Cadence common stock prior to the closing.

         The merger of Cadence and Simplex is subject to certain conditions. including compliance with applicable regulatory requirements and the approval by Simplex's stockholders. As a result of the merger, Simplex will become a wholly-owned subsidiary of Cadence.

         In connection with the merger agreement, Simplex has issued to Cadence an option to purchase 19.9% of the outstanding shares of Simplex stock for $18 per share. The option will become exercisable under certain circumstances.

         ABOUT CADENCE

         Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 5,600 employees and 2001 revenues of approximately $1.4 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, California, and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services are available at http://www.cadence.com.

         ABOUT SIMPLEX

         Simplex Solutions, Inc. provides software and services for the design and verification of integrated circuits (ICs) to enable its communications, computer and consumer-products customers to achieve first-time production success and rapid delivery
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of complex systems-on-chip. Simplex's customers use its products and services prior to manufacture to design and verify ICs to help ensure that they will perform as intended, taking into account the complex effects of deep-submicron semiconductor physics. Simplex can be reached at 408-617-6100 or on the web at http://www.simplex.com.

         ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

         Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, 408-943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6100. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

         Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002.
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This document is available free of charge at the Securities and Exchange
Commission's web site at http://www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the joint proxy statement/prospectus when it becomes available.

         CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the potential benefits and opportunities relating to the proposed merger; strategies, beliefs and expectations regarding technologies, products, services and solutions; the electronics and semiconductor industries; and the integration of the Simplex leadership team. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Neither Cadence nor Simplex undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.